EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of PrivateBancorp, Inc. as of December 31, 2004:

Subsidiary	Jurisdiction of Incorporation or Organization

The PrivateBank and Trust Company	Illinois

Lodestar Investment Counsel, LLC (a subsidiary of The PrivateBank and Trust Company)	Delaware

The PrivateBank	National

PrivateBancorp Capital Trust I	Delaware

Private Investment Limited Partnership I	Illinois

The PrivateBank Mortgage Company, LLC	Illinois

TrustCo, Company	Missouri